Executive Investment Summary

ROI GROWTH FUND



A fund by Flavio Jimenez

REGULATION CF OFFERING



Financial Disclaimer

The Executive Summary contains several future financial projections and forecasts. These estimated projections are based on numerous assumptions and hypothetical scenarios and Sponsor explicitly makes no representation or warranty of any kind with respect to any financial projection or forecast delivered in connection with the Offering or any of the assumptions underlying them. This Executive Summary further contains performance data that represents past performances. Past performance does not guarantee future results. Current performance may be lower or higher than the performance data presented.

All return examples provided are based on assumptions and expectations in light of currently available information, industry trends and comparisons to competitor's financials.

Therefore, actual performance may, and most likely will, substantially differ from these projections and no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained in this Executive Summary. The Sponsor further makes no representations or warranties that any investor will, or is likely to, achieve profits similar to those shown in the financial projections.

This Executive Summary contains privileged and confidential information and unauthorized use of this information in any manner is strictly prohibited. If you are not the intended recipient, please notify the sender immediately. The Executive Summary is for informational purposes and not intended to be a general solicitation or a securities offering of any kind. The information contained herein is from sources believed to be reliable, however no representation by Sponsor, either expressed or implied, is made as to the accuracy of any information and all investors should conduct their own research to determine the accuracy of any statements made. An investment in this offering will be a speculative investment and subject to significant risks and therefore investors are encouraged to consult with their personal legal and tax advisors. Neither the Sponsor, nor their representatives, officers, employees, affiliates, sub-contractors or vendors provide tax, legal or investment advice. Nothing in this document is intended to be or should be construed as such advice.

The SEC has not passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials. However, prior to making any decision to contribute capital, all investors must review and execute the offering documents. The securities are subject to legal restrictions on transfer and resale and investors should not assume they will be able to resell their securities

Potential investors and other readers are also cautioned that these forward-looking statements are predictions only based on current information, assumptions and expectations that are inherently subject to risks and uncertainties that could cause future events or results to differ materially from those set forth or implied by such forward looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, such as "may," "will," "seek," "should," "expect," "anticipate," "project, "estimate," "intend," "continue," or "believe" or the negatives thereof or other variations thereon or comparable terminology. These forward-looking statements are only made as of the date of this Executive Summary and Sponsor undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.



Investment Summary & Highlights

- ♦ **Multi-Family investment is a recession-resistant investment class with relatively low vacancy rates, capital expenditures, and repair expenses**

- ♦ **Diversified investment across multiple properties and states to minimize risk and maximize opportunities for investors**

- ♦ **The goal, leverage invested funds to create purchasing power equal to 5 times the invested amount**

  - ♦ **As an example, for each one million invested, five million dollars worth of multifamily units**

  - ♦ **Each five million dollars worth of multifamily units represents roughly 30-50 units depending on the market**

- ♦ **Execute this business plan over a 7-14 year hold, then exit if there is significant value added**

- ♦ **Multi-Family represents significant value-add opportunities through expense management, increase in rental demand, and rent increases**

- ♦ **Open to 5 million dollars of investment per year pursuant to the Regulation CF limitations on investors**

- ♦ **Senior management with extensive expertise in real estate, real estate investing, business strategy, and acquisitions**



INVESTMENT TYPE	A 17 CFR 506(c) § 227 offering, colloquially known as a Regulation CF offering. Accepting investment subject to the limitations stated herein.
INVESTMENT STRATEGY	Purchase multi-family commercial properties across multiple states and different markets, hold for 7-14 years, then exit after adding significant value. This is primarily accomplished by increasing rents, improving management through scale, and general market forces.
PROJECTED HOLD PERIOD	7-14 years
MAXIMUM INVESTMENT	Depends on several factors detailed in this summary, but often 5 or 10% of investor's annual income or net worth depending on several factors
TARGETED RETURNS	10% annual cash-on-cash as properties are stabilized.*
DISTRIBUTION TIMING	Quarterly
TAX ADVANTAGES	Cost segregation will be pursued as is reasonable to benefit from bonus and accelerated depreciation**
TARGET MARKETS	The fund will be open to opportunities for investment in any market. However, targeted markets will include markets throughout the Midwest and South which present valuable opportunities for investment through a combination of low acquisition costs and steady rents

*The targets above are intended for illustrative purposes only to facilitate analysis and are not guaranteed by the Sponsor as there are no assurances these targets will be met. Real estate investing involves many risks, variables, and uncertainties. No representations or warranties are made that the Company will, or is likely to, attain the returns shown above since hypothetical or simulated performance is not an indicator or assurance of future results These targets are based on past multifamily metrics and historical averages. Sponsor make no representations or warranties that any investor will, or is likely to, attain the targets shown above since hypothetical or simulated performance is not an indicator or assurance of future results. Please review the financial disclaimers on page 3.

** Please check with your tax and legal professional as neither Sponsor nor its affiliates provide tax or legal advice and the above is not intended to nor should be construed as such advice. Your specific circumstances may, and likely will, vary.

EQUITY STRUCTURE

GENERAL PARTNER

Traditional 2.5/20 structure

20% Ownership

2.5% Asset Management Fee*

INVESTORS

80% Ownership

GETTING IN ON THE GROUND FLOOR ALLOWS INVESTORS TO GUARANTEE A POSITION IN THE FUND SUPERIOR TO ANY FUTURE CLASSES OF INVESTORS.

Reserve your place in the fund now

* Fee paid to the Sponsor. In addition to this fee, Sponsor reserves the right to charge a 1% acquisition fee equal to 1% of the acquisition price of any property acquired. 1% capital transaction fee equal to 1% of the value of any refinance that is undertaken. 1% loan guarantee fee equal to 1% of any amounts which Sponsor is asked to guarantee personally. These fees shall be assed at the sole discretion of Sponsor.

Who is ROI Investments?



Flavio Jimenez

Founder & CEO

- Vice President of Hispanic Market Development at Fathom Realty

- Real Estate Broker, for more than 25 years, Mortgage Loan Agent (more than 15 years of experience)

- Founder and Mentor of the Elite Mentoring group ROI by FJ since 2022

- Founder and Broker of Source Realty

- Author of his book: Te Acclimatas o te Aclichingas

- Graduated from Stanford University in business and business courses

- Recognized by NAHREP as one of the top 250 Real Estate agents nationwide

- United Financial Freedom CEO

- National Speaker

- Appearances on multiple occasions on TV on local news programs to report on local housing market conditions

- Host of radio programs and daily live programs 20 years at the Local and National level

Kevin M. Johnson, Esq- General Counsel * Benjamin Buzali– Advisor * Anna Hernandez– Office Manager

Our Philosophy

Our philosophy is to aid Latinos and Friends of the Latino Community in their efforts to grow financially and achieve financial freedom through the unique opportunity that is real estate investing.

While our investors are fully capable of investing on their own, we belief that together we can grow exponentially. This exponential growth creates generational wealth that will lift entire families and communities.

More specifically, we believe in the following guiding principals:

- An investment is only as secure as the underlying math. That's why we make decisions based on experience and   conservative projections to make sure the math checks out.

- We believe in the power of real estate to not only cash flow, but to appreciate in value, creating multiple sources of income for investors. Accordingly, we strive to identify properties that have the potential for long term appreciation and increasing rents.

- A good investment needs a great team to be successful. We only employ people and companies at all levels who genuinely care about both the personal and financial growth of our investors.

Nosotros somos mas Fuertes juntos

***

We are stronger together

WHY MULTI-FAMILY

- **A REALISTIC SOLUTION FOR THE FUTURE**

There are a finite number of homes in this country and we aren't building more fast enough. Multi-Family properties will become more and more valuable as land and single family homes become more scarce.

- **EVER INCREASING DEMAND**

As single family homes become more expensive and interest rates remain high, the dream of home ownership will be unattainable for more and more individuals, increasing the demand for multi-family solutions.

- **HIGH BARRIER TO ENTRY**

Multi-Family properties are too expensive for most real estate investors to purchase on their own even when they leverage their resources.

- **RECESSION-RESISTANT**

In good times and bad, multi-family properties thrive. Even during economic downturns, the demand for multi-family properties increases as former home owners become renters.

- **MOM AND POP OWNERS**

Many multi-family properties are still owned by their original owners who are retiring and looking to exit their properties. As the population gets older, there will be more and more opportunities to purchase well situated properties.

WHY A <u>FUND</u>?

A single-asset syndication deploys investors' capital to purchase a single asset-like one mobile home park or one apartment complex. A fund is simply a multi-asset syndication where the investors' capital is deployed to purchase multiple assets within one offering.

Funds not only diversify investors' capital across multiple assets, they can diversify across different markets, helping stabilize returns and minimizing single-asset risk.

1. DIVERSIFY

2. MITIGATE SINGLE-ASSET RISK

3. STABLE RETURNS

IS THIS FUND **RIGHT FOR ME?**

ARE YOU....

⇒ Cash flow focused

⇒ Looking for long term growth

⇒ Seeking to limit single-asset risk and diversify geographically

⇒ Looking for an investment managed by a team of experienced and proven industry veterans

⇒ Looking to invest in real estate, but short on funds?

HOW MUCH CAN I INVEST?

If **EITHER** your annual income or net worth is less than $124,000.00:

> The greater of $2,500.00, or 5% of your annual income or net worth in a one year period.

If **BOTH** your annual income or net worth is more than $124,000.00:

> 10% of your net worth or yearly income, whichever is greater in a one year period.

> To calculate your net worth for these limits, do not include your principal residence as an asset. Likewise, do not include any mortgage on your principal residence as a liability unless you owe more than your home is worth.

FREQUENTLY ASKED QUESTIONS

WHY MULTI-FAMILY?

We believe multi-family properties are the most recession-resistant investment available in the market today. When the economy goes down, rents go up. In addition, these properties tend to produce high levels of cash flow and have ample room for future rent growth.

WHY ARE THE LIMITS TO WHAT I CAN INVEST?

There are many types of legal ways to raise money, but we chose a Regulation CF offering. This type of fund allows us to talk publicly about the raise, but because of that, the SEC controls how much any individual person can invest.

WHAT ARE THE LIMITS TO MY INVESTMENT?

Please see page 11 of this summary to understand how much you can invest. If you are interested in investing, we would be happy to review your financial situation and help you understand how much you can invest. .

HOW DO YOU PLAN TO MANAGE EACH PROPERTY?

We believe in maximizing value to our investors by wisely managing our time. We do this by hiring the best companies and individuals and delegating tasks to them. This include property management for each property. Delegating management in this way allows us to focus on finding the best opportunities we can for our investors.

CAN PROPERTIES LOSE VALUE OVER TIME?

While we can't predict the future, multi-family is well known for retaining its value. We believe that as the demand for rentals increases the value of these properties will only increase.

I'M IN!

HOW DO I START?

Do to what we anticipate will be strong demand, **we will be using a "first fund, first served" model**. This means that you will need to fund your investment immediately following your commitment and your commitment is only secured once we receive your funds. Don't miss your chance to invest.

ROI GROWTH WILL BEGIN ACCEPTING INVESTMENT OCT. 14TH 2024











HOW DO I BEGIN?

STEP ONE:

COMMIT

If you are ready to invest, reach to our office to begin the process.

STEP TWO:

DOCUMENTS

Review and complete all legal documents to begin the process.

STEP THREE:

VERIFY YOUR INCOME AND/OR NET WORTH

STEP FOUR:

FUNDING

PROFIT

ROI FJ

If you have any questions or if you are interest in investing, contact investors@roibyfjinvestments.com